                                                               December 21, 2009

VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

     RE:  TEFRON LTD.
          FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
          FILED JUNE 30, 2009
          FILE NO. 001-14680

Dear Sir:

     We are submitting this letter in response to the comments raised by the
Staff in its comment letter dated November 17, 2009 (the "LETTER") with respect to the Annual Report on Form 20-F of Tefron Ltd. ("TEFRON" or the "COMPANY")
filed on June 30, 2009. We have noted the Staff's comments in bold face type and
Tefron's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above-referenced letter. References in the responses to
"we" and "our" refer to Tefron.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 33

2008 DEVELOPMENTS, PAGE 34

     1.   WE NOTE THE DISCLOSURE THAT DURING FEBRUARY 2009, YOU DECIDED UPON THE
          IMPLEMENTATION OF A COMPREHENSIVE EFFICIENCY PLAN TO CONCENTRATE A
          NUMBER OF PRODUCTIONS SITES OPERATING IN JORDAN INTO FEW AND LARGER
          OPERATING SITES AND TO REDUCE MANPOWER, AMONG OTHER THINGS. PLEASE
          TELL US AND DESCRIBE IN FUTURE FILINGS THE NATURE AND AMOUNT OF
          OBLIGATIONS ARISING FROM THE EFFICIENCY PLAN AND THE EXPECTED TIMING
          OF PAYMENTS UNDER THE PLAN TO THE EXTENT THE COSTS ARE MATERIAL.

In February 2009, we established an efficiency plan geared toward optimizing and consolidating production processes by, among other things, concentrating a number of production sites in fewer and bigger production centers. As such, during 2009 we progressively ceased working with several smaller sewing factories, all of which were operated by subcontractors, and began working with one large sewing factory, which is also operated by a subcontractor. No obligations have arisen from this transition to one sewing factory, as all of these sewing factories are operated by subcontractors.

In addition, as part of the efficiency plan, we reduced our headcount by approximately 15%. This resulted in severance pay obligations to those employees that were dismissed. These expenses, in the amount of approximately $275 thousand were paid during 2009.

There are no long term material obligations that have arisen from the efficiency plan.

We will expand our disclosure in future filings to describe the nature and amount of obligations arising from the efficiency plan.

     2.   WE NOTE IN THE FOURTH PARAGRAPH ON PAGE 35 THAT, BEGINNING THE SECOND
          QUARTER OF 2009, YOU EXPECT A SIGNIFICANT DECREASE IN SALES TO TWO OF
          YOUR MAIN CUSTOMERS NIKE AND VICTORIA'S SECRET. PLEASE TELL US AND
          EXPAND YOUR DISCUSSION IN FUTURE FILINGS TO DESCRIBE THE REASONS WHY
          YOU EXPECT THIS SIGNIFICANT DECREASE.

During 2009, we experienced a significant decrease in sales of active wear products in both of our operating segments. Our decrease in sales to Nike in our
Cut & Sew segment was due to the lack of significant follow-up orders during
2009 for its "Pro Core" project, and a decrease in sales to Nike in our Seamless segment was due to the lack of significant follow-up orders during 2009 for its
"Ultimate" project and to the fact that a substitute project, which the Company is developing, has not yet been approved by Nike.

Our decrease in sales of intimate apparel products to Victoria's Secret was due to Victoria's Secret's decision to transfer to India the development and production of one of its intimate apparel projects previously produced by us.
Victoria's Secret is currently developing and producing a few other projects together with the Company.

We will expand our disclosure in future filings to describe the reasons we expect significant decreases in our sales to our two main customers.

LOAN FACILITIES, PAGE 42

     3.   WE NOTE THAT THE TERMS OF YOUR LOAN FACILITIES PROHIBIT YOU FROM
          PAYING CASH DIVIDENDS TO YOUR SHAREHOLDERS. PLEASE TELL US AND
          DISCLOSE IN FUTURE FILINGS WHETHER THE $8 MILLION CASH DIVIDEND
          DECLARED IN APRIL 2008 VIOLATED THE TERMS OF YOUR LOAN FACILITIES.

The $8 million cash dividend we declared in 2008 did not violate the terms of our loan facilities. At the time we declared and distributed the $8 million cash dividend, the terms of our loan facilities restricted, but did not prohibit, our ability to distribute dividends if we failed to meet the following financial conditions: (1) our shareholders' equity will not be less than 20% of our total assets; (2) our shareholders' equity will not be less than $40 million; and (3)
the ratio of our long term debt to EBITDA will not be less than 6.0. At the time we declared and distributed the $8 million cash dividend, we met all these financial conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-9

     4.   WE NOTE IN SECTION D. ON PAGE F-9 THAT YOU DISCLOSE WORKING CAPITAL
          BEFORE RE-CLASSIFICATION OF LONG-TERM LOANS TO SHORT-TERM. PLEASE TELL
          US HOW YOU CONSIDERED THE GUIDANCE IN ITEM 10(E) OF REGULATION S-K IN
          THE PRESENTATION OF THIS MEASURE, OR CONFIRM TO US THAT YOU WILL
          REMOVE THE MEASURE IN FUTURE FILINGS.

          We will remove this measure in our future filings.

Please be advised that in connection with the responses we provided above, we acknowledge that:

     o    the Company is responsible for the adequacy and accuracy of the disclosure the filing;

     o    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

If you have any questions or concerns, please call the undersigned at
972-4-990-0881.

                                            Very truly yours,

                                            TEFRON LTD.

                                            By: /s/ Eran Rotem
                                            ------------------
                                            Eran Rotem
                                            Chief Financial Officer

    TEFRON LTD. : IND. CENTER - MISGAV TERADION P.O.BOX 1365,. MISGAV 20179
                      TEL: 04-9900881 FAX: 04-9990051/3/5